Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Six Months Ended June 30, 2012
(millions of dollars)
Earnings, as defined:
Net income	$592
Income taxes	363
Fixed charges included in the determination of net income, as below	225
Total earnings, as defined	$1,180

Fixed charges, as defined:
Interest expense	$210
Rental interest factor	5
Allowance for borrowed funds used during construction	10
Total fixed charges, as defined	$225

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	5.24
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(a)
Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.